UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Clear Secure, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

18467V109
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Description: Page 7

CUSIP No. 18467V 109	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
United Airlines Holdings, Inc. 36-2675207

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,885,077 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,885,077 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,885,077 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1)	See Item 4 below.
(2)
The percentage ownership interest is based on 74,268,466 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 15, 2021.

CUSIP No. 18467V 109	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
United Airlines, Inc. 74-2099724

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,885,077 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,885,077 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,885,077 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1)	See Item 4 below.
(2)
The percentage ownership interest is based on 74,268,466 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 15, 2021.

CUSIP No. 18467V 109	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS
United Airlines Ventures, Ltd. 98-1608343

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,885,077 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,885,077 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,885,077 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 4 below.
(2)
The percentage ownership interest is based on 74,268,466 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 15, 2021.

CUSIP No. 18467V 109	Page 5 of 8 Pages
Item 1(a).	Name of Issuer:

Clear Secure, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

65 East 55th Street, 17th Floor
New York, NY 10022

Item 2(a).	Name of Persons Filing:

This statement on Schedule 13G is being jointly filed by: (i) United Airlines Holdings, Inc. (“UAL”), (ii) United Airlines, Inc. (“United”), and (iii) United Airlines Ventures, Ltd. (“UAV”). UAV is a wholly-owned subsidiary of United, whose parent holding company is UAL, a publicly-traded company.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

UAL, United & UAV:
233 South Wacker Drive
Chicago, IL 60606

Item 2(c).	Citizenship:

UAL and United: Delaware, U.S.A.
UAV: Cayman Islands

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.00001 per share

Item 2(e).	CUSIP Number:

18467V109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.
(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

CUSIP No. 18467V 109	Page 6 of 8 Pages
Item 4.	Ownership.

(a)	Amount beneficially owned:

2,885,077 shares of Class A Common Stock of the Issuer*

(b)	Percent of class: 3.9%**

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

2,885,077 shares of Class A Common Stock of the Issuer*

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

2,885,077 shares of Class A Common Stock of the Issuer*

* UAV, which is a wholly-owned subsidiary of United, whose parent holding company is UAL, is the record holder of 2,885,077 shares of Class A Common Stock of the Issuer. As of the date of this Schedule 13G, Warrants to acquire 3,742,586 shares of Class A Common Stock of the Issuer have not vested and accordingly are excluded from the number of shares of Class A Common Stock of the Issuer beneficially owned by UAV, United and UAL reported in this Schedule 13G. United and UAL do not directly own any shares of Class A Common Stock or Warrants of the Issuer. By reason of the provisions of Rule 13d-3 under the Act, each of United and UAL is deemed to own beneficially the Class A Common Stock that UAV owns as a record holder of the Class A Common Stock and Warrants.

** The percentage ownership interest is based on 74,268,466 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 15, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 18467V 109	Page 7 of 8 Pages
Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibit Description

99.1	Joint Filing Agreement, dated February 14, 2022, between UAL, United and UAV.

CUSIP No. 18467V 109	Page 8 of 8 Pages
SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

UNITED AIRLINES HOLDINGS, INC.

By:	/s/ Robert S. Rivkin
Name: Robert S. Rivkin
Title: Senior Vice President and General Counsel

UNITED AIRLINES, INC.

By:	/s/ Gerald Laderman
Name: Gerald Laderman
Title: Executive Vice President and Chief Financial Officer

UNITED AIRLINES VENTURES, LTD.

By:	/s/ Michael Leskinen
Name: Michael Leskinen
Title: President